Exhibit 99.1

BUENOS AIRES, April 30, 2019

Comisión Nacional de Valores

Notice: CPSA-GG-N-0222-19-AL
Subject: Material news

Ladies and gentlemen,

I am pleased to address You, in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”), so as to inform that at the Annual General Meeting and Special Meeting held on the present day (hereinafter, the “Meeting”), when considering the third item on the agenda, the shareholders present at said Meeting approved to pay the personnel´s profit-sharing bonus, pursuant to Section 33 of the Bylaws. In accordance with the provisions contained in General Resolution No. 777/2018 of the Argentine Securities Commission, “the allocation of profits shall be made in the currency in force at the date of the shareholders’ meeting, taking into consideration the price index belonging to the month prior to the meeting.” Consequently, the amount of Ps. 82,242,676 was approved to pay the Profit Sharing Bonds for Personnel.

___________________________
Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099